Exhibit 12.1
Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(millions except ratio)	2015	2014	2013	2012	2011
Income from continuing operations before income taxes and noncontrolling interests	$1,689	$1,765	$1,538	$1,380	$1,388
Less: Equity in earnings on less than 50% owned entities	13	12	20	13	7
Add back fixed charges:
Interest on indebtedness	273	255	210	228	245
Interest on uncertain tax positions	—	4	5	5	—
Portion of rents representative of interest factor	45	50	52	42	55
Income as adjusted	$1,994	$2,062	$1,785	$1,642	$1,681
Fixed charges:
Interest on indebtedness	$273	$255	$210	$228	$245
Interest on uncertain tax positions	—	4	5	5	—
Portion of rents representative of interest factor	45	50	52	42	55
Total fixed charges	$318	$309	$267	$275	$300
Ratio of earnings to fixed charges	6.3	6.7	6.7	6.0	5.6